EXHIBIT 99.17
-------------


AT THE TRUST
Robert G. Higgins                          Investor Relations
Vice President, General Counsel            L.G. Schafran - Chairman and
                                           Interim CEO/President
630-218-7255                               630-218-7250
bhiggins@banyanreit.com                    ir@banyanreit.com


FOR IMMEDIATE RELEASE
WEDNESDAY, NOVEMBER 14, 2001


              BANYAN STRATEGIC REALTY TRUST REPORTS $3.8 MILLION
        DECREASE IN NET ASSETS IN LIQUIDATION AFTER SECOND LIQUIDATING
                DISTRIBUTION OF $3.1 MILLION OR $0.20 PER SHARE


CHICAGO - NOVEMBER 14, 2001. Banyan Strategic Realty Trust (Nasdaq: BSRTS) announced today that due primarily to a $0.20 per share liquidating distribution, for the quarter ended September 30, 2001 its Net Assets in Liquidation decreased by approximately $3.8 million from approximately $18.1 million at June 30, 2001 to approximately $14.3 million at
September 30, 2001. The distribution of $0.20 per share, amounting to $3.1 million, was payable to shareholders of record on September 24, 2001 and was paid on October 24, 2001. This was the Trust's second liquidating distribution, raising the total per share distribution to $4.95 per share thus far. Also contributing to the decrease in Net Assets in Liquidation was an operating loss of $0.3 million, depreciation expense of $0.3 million and minority interest of $0.2 million offset by $0.2 million of interest income on cash and cash equivalents.

For the three months ended September 30, 2000, the Trust reported Net Loss Available to Common Shares of approximately $0.7 million. Because of the differences between the liquidation basis of accounting and the going concern basis of accounting described below, this amount is not comparable to the net changes in assets in liquidation as reported for the three months ending September 30, 2001.

For the nine months ended September 30, 2001, the Trust's Net Assets in Liquidation decreased by approximately $49.9 million from approximately $64.2 million at December 31, 2000 to approximately $14.3 million at September 30, 2001. The decrease was primarily the result of distributions paid and payable to shareholders of $77.3 million including the Trust's initial liquidating distribution of $4.75 per share on June 28, 2001, amounting to $73.6 million and the Trust's second liquidating distribution of $0.20 per share, amounting to $3.1 million. Offsetting this decrease were gains on the Trust's sale of 24 of its 27 properties on May 17, 2001 (net of minority interests of $6.4 million) of approximately $25.8 million, operating income in the amount of approximately $3.1 million, recovery of losses on loans, notes and interest receivable of approximately $0.9 million and $0.6 million of interest on cash and cash equivalents, reduced by depreciation expense of approximately $2.9 million.

The recovery of losses on loans, notes and interest receivable of approximately $0.9 million represents cash received in respect of the Trust's interest in a liquidating trust established for the benefit of the unsecured creditors VMS Realty Partners and its affiliates. The interest in this liquidating trust had previously been accorded no carrying value in the Trust's financial statements.






                                    -more-

BANYAN STRATEGIC REALTY TRUST
ADD 1



For the nine months ended September 30, 2000, the Trust reported Net Income Available to Common Shares of approximately $1.3 million. Because of the differences between the liquidation basis of accounting and the going concern basis of accounting described below, this amount is not comparable to the net changes in assets in liquidation as reported for the nine months ended September 30, 2001.


STATUS OF REAL ESTATE ASSET SALES
---------------------------------

As of September 30, 2001, Banyan owned three properties; Northlake Tower Festival Shopping Center in Atlanta, Georgia; University Square Business Center in Huntsville, Alabama and 6901 Riverport Drive in Louisville, Kentucky. In accordance with the Amended Purchase and Sale Agreement with affiliates of Denholtz Management Corporation ("Denholtz"), under which Banyan previously sold 24 of its 27 properties to Denholtz, University Square is under contract of sale to Denholtz with a required closing date of December 19, 2001 and 6901 Riverport Drive and the Northlake Tower Festival Shopping Center can be "put" to Denholtz upon 90 days notice. As of today's date, the Trust has not elected to "put" either 6901 Riverport Drive or the Northlake Tower Festival Shopping Center to Denholtz.

If Denholtz defaults any of its obligations with respect to its purchase of these three properties, it will forfeit to Banyan, $1 million in earnest money now held in escrow, and all of Denholtz's obligations to purchase and Banyan's obligations to sell the remaining properties will then be extinguished. The Trust, in turn, will then be required to market and sell the properties to other parties. Since Banyan's adoption of its Plan of Termination and Liquidation, the condition of the United States economy in general and in the real estate markets in which its properties are located, in particular, has weakened. Accordingly, if Denholtz defaults, there can be no assurance, in light of these unforeseen market developments, that Banyan will be able to complete its Plan of Termination and Liquidation within the time period previously projected or that it will achieve sales prices for its properties sufficient to allow it to make the distributions in the amount previously anticipated.


LIQUIDATION BASIS OF ACCOUNTING
-------------------------------

As a result of the adoption of a Plan of Termination and Liquidation on January 5, 2001, the Trust began reporting on the liquidation basis of accounting effective for the quarter ending March 31, 2001. Therefore, operations for the nine and three months ended September 30, 2001 are reported on the Consolidated Statement of Changes in Net Assets in Liquidation while the September 30, 2000 results are reported on a going concern basis on the Consolidated Statement of Operations. The financial statement presentations differ materially in that under the liquidation basis of accounting, the Trust no longer amortizes deferred financing fees and leasing commissions and no longer records straight line rental income. Leasing commissions, however, are deducted in the computation of Operating Income and are no longer capitalized and amortized.

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT). Its current portfolio consists of interests in three properties totaling 828,400 rentable square feet. As of this date, Banyan has 15,496,806 shares of beneficial interest outstanding.

BANYAN STRATEGIC REALTY TRUST
ADD 2


Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties that are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 9, 2001. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section was included in our Form 10-Q for the quarter ended September 30, 2001 which was filed with the Securities and Exchange Commission on November 14, 2001. Without limitation the foregoing, words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.





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